Nabriva Therapeutics AG

Leberstrasse 20

1110 Vienna, Austria

November 7, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Nabriva Therapeutics AG

Registration Statement on Form F-3

File No. 333-214197

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nabriva Therapeutics AG (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-214197), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on November 9, 2016, or as soon thereafter as practicable.

Very truly yours,

NABRIVA THERAPEUTICS AG

By:	/s/ Colin Broom
	Name:	Colin Broom
	Title:	Chief Executive Officer